ಬಸ್ ಆಯ್ತು, ಈಗ ಮೆಟ್ರೋ ರೈಲು ಪ್ರಯಾಣವೂ ದುಬಾರಿ ಸಾಧ್ಯತೆ

ಮೆಟ್ರೋ ಟಿಕೆಟ್ 40% ಏರಿಕೆ?

ಕನಿಷ್ಠ ಪ್ರಯಾಣದ ದರ ₹15, ಗರಿಷ್ಠ ದರ ₹90ಕ್ಕೆ ಹೆಚ್ಚಿಸಲು ನಿಗಮದ ಸಮ್ಮತಿ

ನಾನ್‌ಪೀಕ್ ಅವರಲ್ಲಿ ರಿಯಾಯ್ತಿ ಸಂಭವ | ಪರಿಷ್ಕರಣೆಗೆ ಸರ್ಕಾರ ಒಪ್ಪಿಗೆ ಬಾಕಿ



ಚಿಲ್ಲರೆ ಸಮಸ್ಯೆ ನಿವಾರಣೆಗೆ ಕ್ಯೂಆರ್ ಕೋಡ್ ಮೊರೆ ಹೋದ ಬಿಎಂಟಿಸಿ

ಪ್ರತಿ ಬಸ್‌ನಲ್ಲೂ ಕ್ಯೂಆರ್ ಕೋಡ್ ಸ್ಕ್ಯಾನ್‌ಗೆ ನಿಗಮ ಅವಕಾಶ



ನಾಳೆ ಬೆಳಗ್ಗೆ ಮೂರು ತಾಸು ನೇರಳೆ ಮೆಟ್ರೋ ಮಾರ್ಗದಲ್ಲಿ ವ್ಯತ್ಯಯ

ಶಾಲೆಗೆ ಉಚಿತ ವಿದ್ಯುತ್: 27ರೊಳಗೆ ಮಾಹಿತಿ ಸಲ್ಲಿಕೆ ದಾಖಲಿಸಲು ಸೂಚನೆ

ಕೆಳ ಸೇತುವೆ ನಿರ್ಮಾಣಕ್ಕಾಗಿ ರೈಲುಗಳ ಮಾರ್ಗ ಬದಲಾವಣೆ

ಆರೋಗ್ಯ ಕವಚ ಪಾಳಿಗಳ ಹೆಚ್ಚಳ ಆಕ್ಷೇಪಿಸಿ ಅರ್ಜಿ